Issuer Free Writing Prospectus dated August 12, 2020

Relating to Preliminary Prospectus dated August 11, 2020

Filed Pursuant to Rule 433

Registration No. 333-244401

This free writing prospectus updates, and should be read together with, the preliminary prospectus dated August 11, 2020, or the preliminary prospectus, included in the issuer’s registration statement on Form S-3 (File No. 333-244401), which may be accessed on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing the issuer’s filings for the relevant date on the SEC web site): https://www.sec.gov/Archives/edgar/data/1609809/000119312520216509/d941995d424b5.htm

Concurrent Placement

Société des Produits Nestlé S.A, or Nestlé, an affiliate of one of our existing stockholders, has agreed to purchase $20.0 million of shares of our common stock in a concurrent registered placement, at a sale price per share equal to 97% of the public offering price of our common stock in the offering of common stock to which the preliminary prospectus relates, or the offering. We refer to this transaction herein as the concurrent placement. The consummation of the concurrent placement is contingent upon the closing of the offering, and the satisfaction of certain other customary conditions. However, the consummation of the offering is not contingent on the consummation of the concurrent placement. The concurrent placement may have two closings, the first of which may occur on or within two business days of the closing of the offering for a number of shares equal to the maximum number (not to exceed $16.0 million of shares) of shares that Nestlé may purchase without clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or the HSR Act, which we refer to herein as the HSR clearance. A second closing for the remaining shares will occur following, and subject to, HSR clearance. Contingent on the requirement for HSR clearance, all $20.0 million of shares may be sold in one of these closings.

Risks Related to the Concurrent Placement

The offering is not contingent on the consummation of the concurrent placement, which may not close or may close for only those number of shares that do not require HSR clearance.

The consummation of the offering is not contingent on the consummation of the concurrent placement, which may not close or may close for only those number of shares that do not require HSR clearance. A second closing will be held for any shares that require HSR clearance, which may be all of the shares. Before a second closing of the concurrent placement can occur, we and Nestlé will have to make certain filings under the HSR Act and the applicable waiting period under the HSR Act will have to expire or be terminated. Governmental authorities may impose conditions or request changes related to the filings and such conditions or changes, or the process of obtaining regulatory clearance, could have the effect of delaying consummation of the second closing of the concurrent placement or could result in additional costs or limitations related to the concurrent placement. Regulatory clearance may not be received at all, may not be received in a timely fashion, and may contain conditions on the concurrent placement that are not anticipated or cannot be met.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the public offering to which this communication relates, which was automatically effective when filed. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with SEC for more complete information about the issuer and the public offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, a copy of the preliminary prospectus relating to the public offering may also be obtained by contacting: Cowen and Company, LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY, 11717, by telephone at (833) 297-2926, or by email at postsalemanualrequests@broadridge.com or Piper Sandler & Co., 800 Nicollet Mall, J12S03, Minneapolis, MN 55402, by telephone at (800) 747-3924, or by email at prospectus@psc.com.

This communication should be read in conjunction with the preliminary prospectus dated August 11, 2020. The information in this communication supersedes the information in the preliminary prospectus to the extent inconsistent with the information in the preliminary prospectus.